Questions 77 O
Fortis Series Fund

On February 20, 1997, the Global Asset Allocation Series of Registrant, which is sub-advised by Morgan Stanley
Asset Management Limited, entered into a Rule 10f-3 transaction. 400 shares of Borg Warner Automotive (with a value of $16,000) were purchased from Merrill Lynch
International, a non-affiliated brokerage fir,. Members of the underwriting syndicate included Morgan Stanley.
The deteremination required by Rule 10f-3(h)(3) was made at the Registrant's April 3, 1997 Board of Directors meeting and was based upon Morgan Stanley Asset
Management Limited's documentation of compliance with the provisions of rule 10f-3. At this meeting the Board also approved the November 18, 1996 transaction reported in Registrant's last N-SAR filing.